Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RE[redacted]5000, 2284 2384, 2284 2929, 2282 6070
2268, 2285 2214 Website : www.ril.com

05010724

August 22, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	August 22, 2005	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter ended June 30, 2005.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

LIMITED REVIEW REPORT

To

The Board of Directors
Reliance Industries Limited
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter ended June 30, 2005. Preparation of this statement is the responsibility of the Company's management and has been approved by the Board of Directors .

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that caused us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Rajesh D. Chaturvedi
Partner
Membership No.45882

For Rajendra & Co.
Chartered Accountants

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Apurva Shah
Partner
Membership No.47166

Mumbai
July 27, 2005

Meeting of the Board of Directors of the Company held on 27th July 2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2005	2004	2005 (Audited)
1.	Turnover	19,884	15,746	73,164
	Less: Excise Duty Recovered on Sales	2,100	1,466	7,113
	Net Turnover	**17,784**	**14,280**	**66,051**
2.	Other Income	194	347	1,450
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(1,490)	(794)	524
	(b) Consumption of raw materials	13,540	10,504	45,932
	(c) Staff cost	253	178	846
	(d) Other expenditure	1,915	1,587	5,937
4.	Interest	237	468	1,469
5.	Depreciation	791	916	3,724
6.	**Profit before tax**	**2,732**	**1,768**	**9,069**
7.	Provision for Current Tax (including Fringe Benefit tax)	246	131	705
8.	Provision for Deferred Tax	176	200	792
9.	**Net Profit**	**2,310**	**1437**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	1,394
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	36,280
14.	**Earnings per share (of Rs. 10)**			
	Basic	16.6	10.3	54.2
	Diluted	16.6	10.3	54.2

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 11 crores (US$ 3 million) for the quarter ended 30th June 2005 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the quarter.**

3. Provision for Current Tax includes, Provision for Fringe Benefit Tax of Rs 5 crores (US$ 1 million) (Previous Year Rs NIL)

4. There were no investors' complaints pending as on April 1, 2005. All the 1,408 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2005.

5. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended June 30, 2005.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 27th July 2005 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2005

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2005		2004		2005 (Audited)	
1.	**Segment Revenue**						
	- Petrochemicals	6,670		6,467		29,745	
	- Refining	16,095		12,100		51,700	
	- Others	413		510		2,623	
	Gross Turnover (Turnover and Inter Divisional Transfers)	23,178		19,077		84,068	
	Less: Inter Segment Transfers	3,294		3,331		10,358	
	Turnover	19,884		15,746		73,710	
	Less: Excise Duty Recovered on Sales	2,100		1,466		7,113	
	Net Turnover		17,784		14,280		66,597
2.	**Segment Results**						
	- Petrochemicals	882		886		3,762	
	- Refining	1,788		1,114		5,521	
	- Others	219		269		1,192	
	Total Segment Profit before Interest and Tax		2,889		2,269		10,475
	(i) Interest Expense		(237)		(468)		(1,474)
	(ii) Interest Income		143		65		369
	(iii) Other Unallocable Income Net of Expenditure		(63)		(98)		(245)
	Profit before Tax		2,732		1,768		9,125
	(i) Provision for Current Tax		(246)		(131)		(705)
	(ii) Provision for Deferred Tax		(176)		(200)		(792)
	Profit after Tax		2,310		1,437		7,628
3.	**Capital Employed**						
	- Petrochemicals		9,023		11,049		9,576
	- Refining		22,204		23,396		22,636
	- Others		16,920		12,327		16,282
	- Unallocated Corporate		16,662		15,128		15,684
	Total Capital Employed		64,808		61,900		64,178

Notes to Segment Information for the quarter ended June 30, 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2005 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 27, 2005

o/c

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

August 22, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001

Dear Sir,

Sub : **Limited Review Report**

Scrip Code : **500325**

Further to our letter dated July 27, 2005, enclosing the Unaudited Financial Results of the Company for the quarter ended 30th June, 2005, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

O/C
Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

August 22, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001

Dear Sir,

Sub : **Limited Review Report**

Scrip Code : **500325**

Further to our letter dated July 27, 2005, enclosing the Unaudited Financial Results of the Company for the quarter ended 30th June, 2005, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl : a/a